82-03138

SUPPL

Mike Turner to retire in August 2008

BAE Systems plc announces that Mike Turner will be stepping down as Chief Executive Officer and leaving the Board at the end of August 2008.

The Company is now commencing the process of appointing a successor as Chief Executive Officer to achieve an orderly handover.

Mike Turner said:

"I have decided to retire from the Company next year when I reach 60 after 42 years with the Company, the last five and a half years as CEO. I am pleased to be leaving a great company in such excellent financial shape and with a strong forward strategy and robust business plan."

Dick Olver, Chairman, said:

"I would like to thank Mike for his committed and dedicated service over 42 years; particularly over recent years for his part in the Company's strong financial performance and strategic execution. The Board wishes Mike the greatest success as he sets about the next phase of his career."

16 October 2007

10/29

Mike Turner - Performance Share Award

BAE Systems plc (the "Company") announces that it has on 16 October 2007 granted Mike Turner a performance-related conditional award over 231,618 ordinary shares in the Company ("Shares"). Mr Turner will not receive a grant under the Executive Share Option Plan or Performance Share Plan in respect of service in 2008.

The number of Shares under the share award (the "Share Award") has been calculated as £1,181,250 (being 1.25 times Mr Turner's basic salary) divided by 510p, being the market value of a Share averaged over the three business days ending 15 October 2007.

The Share Award will vest (without payment) subject to the satisfaction of certain performance targets by 31 August 2008. These targets relate to continuing the successful implementation of the Company's business strategy; satisfaction of leadership objectives set by the Remuneration Committee; and achieving an orderly handover of key external relationships and facilitating an orderly succession to the chief executive role. Any Shares which vest will be released in two equal tranches over the year following Mr Turner's retirement.

In tandem with the Share Award, Mr Turner has been granted a conditional cash award of £1,181,250. This will be subject to the same performance targets, and will vest and be released on the same basis, as set out above. Full details of these incentive arrangements will be provided to shareholders in due course in accordance with Listing Rule 9.4.2(2).

16 October 2007

82-03138

RECEIVED

2007 OCT 26 P 1:17

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was today notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 15 October 2007 the following Persons Discharging Managerial Responsibility ("PDMRs") purchased ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 514 pence per share and were also awarded ordinary shares of 2.5p at nil consideration under the Matching Shares element of the same share plan. The transactions took place on the London Stock Exchange.

The number of shares purchased or acquired by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares purchased – Partnership Shares	Number of BAE Systems plc Ordinary shares acquired – Matching Shares
Philip Bramwell	24	12
Alastair Imrie	25	12
Ian King	25	12
George Rose	25	12
Nigel Whitehead	12	12
Alison Wood	24	12

16 October 2007

END